August 29, 2014

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso Branch Chief

Re:	Kogeto, Inc. Amendment No. 2 to Form 8-K Filed June 20, 2014 File No. 000-51997

Ladies and Gentlemen:

On behalf of Kogeto, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of Kogeto’s Current Report on Form 8-K/A (Amendment No. 3), dated January 6, 2014 (the “Current Report”).

The Current Report responds to the comments received from the staff of the SEC by letter, dated July 17, 2014, with respect to the company’s Form 8-K/A (Amendment No. 2) filed on June 20, 2014. For the convenience of the staff, each of its comments is reproduced and precedes the company’s respective response thereto. All page numbers referred to in this letter correspond to the page numbers of the Current Report.

Merger Agreement, page 1

1.	Regarding your response to prior comment 2:

•	Please show us how you reconcile your disclosure regarding your former CEO’s return of 5,827,246 shares with the number of shares your pre-merger filings with the Commission disclose as owned by your former CEO.

•	Given that section 5.11 of the merger agreement appears to indicate that the sale of your existing business was a condition to the merger, please provide us your analysis of applicable law supporting your conclusion that a share vote approving the sale of that business was not necessary. Cite all authority on which you rely. If there are uncertainties regarding whether shareholder approval was required which generate material risks for the company given the absence of shareholder approval, please disclose those risks.

August 29, 2014

Response to First Bullet: In response to the staff’s comment with respect to the reconciliation of the shares owned by William Solko, Kogeto’s former CEO, Mr. Solko owned 10,166,667 shares of common stock following the conversion of previously outstanding series A preferred stock of Kogeto and before he purchased the pre-merger business. In Item 12 of Kogeto’s Form 10-K for the year ended December 31, 2013, filed on May 27, 2014, Kogeto disclosed the number of shares of common stock held by Mr. Solko being 294,004 shares as of May 23, 2014, which was comprised of 166,667 shares of common stock held since March 4, 2004 and 127,337 shares of common stock of the 10,000,000 shares, after the cancellation of 5,827,656 shares and the designation by Mr. Solko of 4,005,677 shares of common stock to other parties.

Disclosure has been added on page 1 to state the number of shares that Kogeto’s former CEO owned following the conversion of previously outstanding series A preferred stock of Kogeto and before he purchased the pre-merger business.

Response to Second Bullet: In response to the staff’s comment with respect to the sale of the pre-merger business, Kogeto indicated in its original Form 8-K that the sale of all of the outstanding shares of its subsidiary, Northeast Automotive Acceptance Corp., occurred on January 14, 2014, pursuant to a Subsidiary Purchase Agreement, which was filed as Exhibit 10.13 with Amendment No. 1 to the Form 8-K. At the time of the sale, the outstanding shares of the subsidiary did not constitute the sale, lease or exchange of all of the public company’s property or assets under Nev. Rev. Stat. Section 78.565, and, therefore, did not require the affirmative vote of stockholders holding a majority of its voting power. At the time of the sale, the public company was already pursuing the new panoramic capture device and accessory business of Kogeto, and that business constituted its sole line of business and corporate purpose.

We believe the condition to the merger contained in Section 5.11 of the Merger Agreement (which was entered into significantly before the merger closing) merely stated an intention to re-focus the company around Kogeto’s new business.

Nonetheless, as indicated in the staff’s comment, a risk factor has been added on page 16 to address the possibility that a prior stockholder could challenge the sale of the pre-merger business and seek to unwind that transaction.

2.	Please disclose the rights granted to Baytree under the merger agreement. In appropriate section of your document, identify the director designated by Baytree. In this regard, please reconcile the date of the Baytree agreement disclosed on pages 48 and 50.

Response: As requested by the staff, disclosure of the rights granted to Baytree under the Merger Agreement has been added to page 4, and the identity of the director designated by Baytree (H. David Sherman, Ph.D.) has been added to page 4. Additionally, the date of the Baytree agreement has been corrected on pages 48 and 50 to “December 30, 2013.”

August 29, 2014

3.	Please tell us how the amount due to stockholders reflected on the balance sheet of the Form 10-K that you filed in May was addressed during the merger.

Response: In response to the staff’s comment, the amount due to stockholders reflected on the balance sheet of the 2013 Form 10-K was on the balance sheet of the subsidiary, Northeast Automotive Acceptance Corp., which was sold on January 14, 2014.

Expansion of Board of Directors; Management, page 2

4.	Please file as an exhibit the amended by-laws that you reference in this section. Please also tell us how your current board size is consistent with section 5.9 of the Agreement and Plan of Merger.

Response: As requested by the staff, Kogeto’s amended By-laws are being filed as Exhibit 3.5 to the Current Report. As noted in Section 5.9 of the Merger Agreement, the current size of Kogeto’s Board does not reflect a number of directors that Mr. Glasse has the right to designate, but has not yet done so.

Employment Agreements, page 3

5.	Please reconcile the option amounts disclosed here with the amounts shown in exhibit 10.11 to this filing.

Response: In response to the staff’s comment, the option amounts described in the Employment Agreements were preliminary numbers and were modified after the Employment Agreements were executed. The modified option amounts were subsequently approved by Kogeto’s Board on May 16, 2014, but have not been issued yet.

The Merger, page 4

6.	We note your disclosure that there were no material relationships between you and Kogeto before the merger. Please expand to address the loans that Kogeto received from Northeast Automotive before the merger as mentioned on pages F-7 and F-14 of exhibit 99.1. Provide information regarding where Northeast Automotive acquired the funds to loan, the amount of the funds, the material terms of the loan to Kogeto, and Kogeto’s use of proceeds of the loaned funds including the amount used for payments to related parties. Also address the extent to which you issued your shares in your unregistered common stock offering upon conversion of Kogeto debt before the merger was effective.

Response: As requested by the staff, disclosure has been added in Item 2.01 on page 4 to address the loan to Kogeto including where Northeast Automotive acquired the funds, the amount of the funds, the material terms of the loan to Kogeto, use of proceeds of the loaned funds and amounts paid to related parties and the extent to which shares were issued upon conversion of Kogeto debt before the merger was effective.

August 29, 2014

Overview of our Business, page 5

7.	Your response to prior comment 4 does not provide an analysis of whether you qualify as an “emerging growth company.” Please provide us with this analysis and, as applicable, revise to include the disclosures outlined in the prior comment.

Response: In response to the staff’s comment, we believe that Kogeto does not qualify as an “emerging growth company” because it completed its IPO on or before December 8, 2011. Accordingly, references to being an emerging growth company were previously removed.

Our Product Line, page 5

8.	Refer to your revisions in response to prior comment 9 regarding when new products will be released. Please provide us your analysis of whether, for investors to adequately evaluate these statements, you must disclose the extent of the accuracy or inaccuracy of previous projections in this regard and the reasons for delays.

Response: In response to the staff’s comment, Kogeto has disclosed that it has in the past and may continue from time to time in the future experience delays due to the complex nature of its camera systems and/or lack of development funding resources. See pages 7 and 8.

Dot, page 7

9.	We note that you revised your disclosure that your product was sold in the stores identified to indicate that the sales occurred in the past. With a view toward clarifying this change, please tell us when and why your relationship with each of the identified stores ended.

Response: In response to the staff’s comment, disclosure has been added on page 7 that Kogeto’s Dot product was sold to Frys, J&R, B&H and Apple through its distribution agreements with Dr. Bott and Navarre. Kogeto’s Dot product was sold by Fry’s, J&R and B&H through approximately the end of the second quarter of 2013, and by Apple through the end of the third quarter of 2013. Kogeto’s relationship with Staples was direct and ended in January 2013.

In response to the staff’s comment about why these relationships ended, Kogeto understands that it was due to slow sales as sales of its Dot product decreased significantly in 2013 as a result of inadequate funds required to develop an enhanced version with an improved optic. Kogeto believes the market for its Dot product required a release of an improved product in order to maintain or increase sales levels for both repeat and new customers.

August 29, 2014

Lucy, page 8

10.	We note your revised disclosure in response to prior comment 12. Please revise to disclose when you received the funding and to indicate whether the agreement remains in force.

Response: In response to the staff’s comment, Kogeto received payments in August 2012, September 2012 and in January 2013 in fulfillment of the agreement with the Colorado Legacy Foundation, but these payments were for services provided and not for initial funding of its Lucy product. We have updated the disclosure to delete the reference to the Colorado Legacy Foundation and to state the following:

“In 2009, the Bill and Melinda Gates Foundation launched the Measures of Effective Teaching Project and in connection with this project, Jeff Glasse, our Founder, Chairman and Chief Executive Officer, created a panoramic video solution while working for Teachscape. Subsequently, Kogeto was founded and Lucy was designed to allow schools to implement classroom evaluation guidelines suggested in the Measures of Effective Teaching Project.” See page 8.

11.	Please reconcile your disclosure here that you retained all of the intellectual property with section 5 of exhibit 10.7.

Response: In response to the staff’s comment, Kogeto has not retained any intellectual property in connection with Section 5 of Exhibit 10.7 concerning the agreement with the Colorado Legacy Foundation, as none was created related to Kogeto’s products.

Major Customers, page 10

12.	We note your response to prior comment 19. Given your disclosure on page F-21, please provide us your analysis of whether you must clarify which of your customers was your largest customer for investors to adequately understand your dependence on the identified customers.

Response: As suggested by the staff, individual revenue percentages concerning each of Kogeto’s major customers has been added on page 10.

13.	Please expand your response to prior comment 20 to tell us:

•	which exhibit represents your agreement with the Apple distributor.

•	why you have not filed the first amendment to the Teachscape agreement.

August 29, 2014

•	where have you disclosed the material terms of the agreements, including the scope, duration and termination provisions, and the intellectual property license you received.

Response: In response to the staff’s comments, we have updated the disclosure to identify the major customers for 2013 and 2012, which are Teachscape at 61% of net sales and Ionic Trading LLC at 16% for 2013, and Teachscape at 49% of net sales and Dr. Bott, an Apple distributor, at 12% for 2012. A copy of the Trading Agreement with Ionic Trading LLC is being filed as Exhibit 10.17 to this Current Report.

As requested by the staff, we are filing the Addendum to the Supplier Agreement with Teachscape dated November 8, 2011 as Exhibit 10.9 to this Current Report. This Addendum was superseded by the Second Addendum to the Supplier Agreement with Teachscape dated November 9, 2011.

As requested by the staff, we have disclosed the material terms of the Teachscape, Ionic Trading and Dr. Bott agreements on page 11 under the heading “Distribution.”

Distribution, page 11

14.	Please disclose when your distribution agreement with Teachscape expires or may be terminated.

Response: As requested by the staff, disclosure has been added on page 11 to provide when Kogeto’s distribution agreement with Teachscape expires or may be terminated.

Intellectual Property, page 11

15.	Please expand the disclosure provided in response to prior comment 14 to clarify the scope of your granted patents. For example, does the patent address the appearance of your product or a specific function of the product? If a function is protected, please disclose the scope of that protection in a manner that is understandable to investors.

Response: As requested by the staff, disclosure has been added on page 12 to clarify the scope of Kogeto’s granted patents in a manner that is understandable to investors.

We may need additional equity or debt financing, page 14

16.	Please reconcile the uncertainty about the need for financing described here with your statement on page 34 that you will need to obtain financing. In this regard, please include in the caption of an appropriately explained risk factor a reference to your auditor’s statement about the substantial doubt about your ability to continue as a going concern.

August 29, 2014

Response: As noted by the staff, the issue as to the need to obtain additional financing on pages 15 and 34 has been reconciled. Additionally, please see the risk factor on page 15, “Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern,” which references the auditor’s statement about the substantial doubt as to Kogeto’s ability to continue as a going concern.

We may not be able to protect the security and privacy, page 19

17.	From your disclosure in this risk factor and the next factor it is unclear whether you believe you currently comply with applicable laws and regulations. If the risk arises only from potential future changes in the law or future changes in the interpretation of the law, please revise to clarify. In this regard, please provide us the date and nature of the consent orders that you mention in the next risk factor.

Response: In response to the staff’s comment, Kogeto had clarified this risk factor as any such risk would arise only from potential future changes in the law or future changes in the interpretation of the law. The reference to any “data-related consent orders” in the next risk factor on page 20 is also meant to possibly refer to future such orders if ever received. Kogeto has never actually received an FTC consent order. This wording has been revised to remove any ambiguity in this regard.

We face potential restrictions, page 23

18.	Please revise this section to reflect the last sentence of your disclosure under “Rule 144” on page 45. In this regard, we note that you have not filed a Form 8-K on January 13, 2014 as suggested by the last sentence of your “Rule 144” disclosure on page 45; please revise.

Response: As requested by the staff, the last sentence under “Rule 144” on page 45 has been copied to the risk factor on page 23 and “January 13” has been corrected to be “January 15.”

If we are unable to maintain effective, page 24

19.	If you believe that your current controls are ineffective, please revise this risk factor to clarify. In this regard, please clarify in an appropriate risk factor the extent to which your required filings have historically been and are delinquent.

Response: As requested by the staff, this risk factor has been revised to make clear that Kogeto’s current controls are believed to be ineffective. Additionally, the next risk factor has been added on page 24 to disclose Kogeto’s history of delinquent SEC filings.

Cautionary Language, page 26

20.	Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

August 29, 2014

Response: As requested by the staff, reference to the “Private Securities Litigation Reform Act of 1995” has been removed on page 26.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

21.	Please provide us your analysis of the extent to which the Lionsgate engagement that you mention on page 8 will cause future revenues and expenses to vary from the historic results that you disclose in this section. If the engagement is immaterial, please tell us how you believe investors can determine such immateriality from your disclosure.

Response: As requested by the staff, we have disclosed on page 8 that we do not expect revenue from this engagement to be material at this time.

Net Sales, page 30

22.	Please clarify your statement about “market dynamics.” Do you mean that a competitor introduced a product with more features or at a lower price? Do you mean that your sales are reliant on repeat customers who are requiring updates?

Response: In response to the staff’s comment, the term “market dynamics” has been replaced with “market for our Dot product” in the following sentence, “Our decrease in sales of our Dot product was due to inadequate funds required to develop an enhanced version with an improved optic, as we believe the market for our Dot product required a release of an improved product in order to maintain or increase sales levels for both repeat and new customers.” We have added “for both repeat and new customers” to the end of the sentence to clarify our statement. Kogeto is not stating that a product was introduced with more features or at a lower price. See page 30.

23.	Please revise references to your Lucy product to clarify whether you are addressing the Lucy or Lucy S products mentioned on page 6.

Response: As requested by the staff, the references to our Lucy product have been changed to our Lucy products as we are addressing both the Lucy and Lucy S products as a group.

24.	With a view toward clarifying your reference to the large outstanding order, please tell us:

•	the dollar amount of the order,

•	whether the order is cancellable, and

•	when you will fill the order.

August 29, 2014

Response: As requested by the staff, the reference to a “large outstanding order of the Lucy product” on page 30 has been clarified as to its size and fulfillment.

Directors and Executive Officers..., page 36

25.	We refer to prior comment 27. Please revise your disclosure to clarify which senior management positions Mr. Glasse held at Teachscape and the dates of his employment with that company.

Response: In response to the staff’s comment, Mr. Glasse’s employment information with Teachscape has been updated as to position and dates of employment. See page 36.

26.	We note your disclosure that Mr. Clark held “various senior financial positions” at KIT digital, Inc. Please revise to identify these positions and, if applicable, provide disclosure concerning bankruptcy filings pursuant to Regulation S-K, Item 401(f)(1). Please also provide the names and principal businesses of the companies that employed him from September 2013 to April 2014.

Response: In response to the staff’s comment, Mr. Clark’s employment information has been updated to identify the positions held at KIT digital. Disclosure concerning bankruptcy filings pursuant to Regulation S-K, Item 401(f)(1) is not applicable as Mr. Clark was not an executive officer or director at KIT digital. In addition, Mr. Clark’s employment history from September 2013 to April 2014 has been updated with the names and business of the companies that employed him. See page 36.

27.	Please tell us which of the companies that you associate with Dr. Sherman are the two companies that you believe are publicly held according to your disclosure on page 2. If one of the companies has had its Exchange Act registration revoked, please say so clearly to balance your disclosure.

Response: In response to the staff’s comment, the reference on page 2 to “publicly-held companies” has been revised to specifically relate only to ”Kingold Jewelry, a NASDAQ-listed company.” On page 37, disclosure has been added with regard to Agfeed and the revocation of its Exchange Act registration.

Outstanding Equity Awards..., page 41

28.	We note your response to prior comment 31; however, it is unclear how you addressed the disclosure requirements in Regulation S-K Item 402(o)(4) and instruction 1 to Item 402(n)(2)(v). Please advise.

Response: As required by Regulation S-K, Item 402(o)(4) and Instruction 1 to Item 402(n)(2)(v), corrective disclosure has been added to pages 40 and 41.

29.	Please expand the disclosure added in response to prior comment 32 to provide all relevant columns in the table required by Regulation S-K Item 402(p).

August 29, 2014

Response: As required by Regulation S-K, Item 402(p), all relevant columns have been added to the table on page 41.

Grants of Plan-Based Awards in 2013 and 2012, page 41

30.	Your disclosure on this page indicates that there were option grants in 2012 and 2013 and several sentences later indicates that there were no option grants in 2012 and 2013. Please clarify. In this regard, if you are intending to say that investors hold options to acquire ownership interests in your subsidiary, please tell us the extent of the ownership that could be acquired by these investors and whether those investors are related parties of the registrant. If the outstanding options in the subsidiary were or will be converted into securities of the registrant in connection with the merger, please disclose the terms of the conversion.

Response: In response to the staff’s comments, we have updated the disclosure in the table required by Regulation S-K, Item 402(p), deleted the previous disclosure that stated there were no option grants in 2012 and 2013 and included disclosure for shares issued to Messrs. Glasse and Adler for stock options of Kogeto.

Certain Relationships..., page 43

31.	Please provide us your analysis of why disclosure regarding the post-merger sale of your pre-merger business to your former CEO is not required pursuant to Regulation S-K, Item 404. Include in your response the number of your shares that your former CEO held before he purchased your pre-merger business.

Response: As noted by the staff, disclosure has been added on page 43 with regard to the post-merger sale of the pre-merger business to the former CEO of Northeast Automotive Holdings, Inc., and the number of shares held by the CEO before he purchased the pre-merger business.

Description of Securities, page 43

32.	Please revise to disclose the lock-up agreement reflected in section 4.9 of the Agreement and Plan of Merger and identify the 10% holders impacted by this provision.

Response: As requested by the staff, the lock-up agreements referenced in Section 4.9 of the Merger Agreement are summarized on page 44, together with the names of the 10% holders who executed those agreements.

33.	Please expand your response to prior comment 26 to tell us how you addressed the disclosure required by Regulation S-K Item 201(a)(2)(i) as it applies to the convertible notes. From page F-16, it appears that some of the convertible notes might have survived the merger.

Response: As requested by the staff, disclosure has been added as required by Regulation S-K, Item 201(a)(2)(i) as it applies to the convertible notes. See page 44.

August 29, 2014

34.	Your reference to exhibit 3.2 in the exhibit index to this filing suggests that you have included with this filing a Certificate of Designations of preferred stock; however, that exhibit is not included with this filing. Please clarify, and provide the disclosure required by Regulation S-K Item 202(a)(4).

Response: In response to the staff’s comment, we have updated the reference to Exhibit 3.2 to incorporate by reference to the Current Report on Form 8-K filed with the SEC on May 2, 2008, and provide disclosure required by Regulation S-K, Item 202(a)(4).

Rule 144, page 45

35.	Please tell us how the “public float” figure disclosed in this section is consistent with the figure reflected in section 3.4 of the Agreement and Plan of Merger. Also provide us your analysis of when shares held by (1) your current affiliates and (2) your former CEO can be sold pursuant to Rule 144.

Response: In response to the staff’s comment, the amount of 3,896,819 shares reflected in Section 3.4 of the Merger Agreement was subsequently revised to the “public float” amount of 4,726,361 shares, but was not reflected in an amendment to the Merger Agreement.

As requested by the staff, a sentence has been added under “Rule 144” addressing the timing of any sales of shares held by current Kogeto affiliates and the former CEO pursuant to Rule 144. See page 45.

Unregistered Sales of Equity Securities, page 47

36.	Please revise your disclosure to state briefly the facts relied upon to make the claimed exemption from registration under the Securities Act available. Also, please tell us when you filed the Form D related to each transaction that you disclose was exempt per Regulation D.

Response: As requested by the staff, disclosure has been revised to state briefly the additional facts relied upon to make the claimed exemption from registration under the Securities Act available.

Kogeto filed a notice of sales on Form D with the SEC on August 19, 2011 with respect to a private placement of its shares; otherwise, no Form D’s have been filed by it (or Northeast Automotive Holdings) as to any subsequent private placements. Kogeto believes, however, it met all of the general conditions in Rule 502 and specific conditions contained in Rule 506(b) under the Securities Act to avail itself of the registration exemption under Regulation D.

Departure of Directors, page 49

37.	Please update the last clause of your response to prior comment 35. In your response please tell us about all hurdles that remain until you can complete the filings, and when and how you attempted to overcome those hurdles.

August 29, 2014

Response: Kogeto filed its quarterly report on Form 10-Q for the quarterly period ended March 31, 2014 on July 29, 2014 and its quarterly report on Form 10-Q for the quarterly period ended June 30, 2014 on August 18, 2014. With the filing of these Form 10-Q’s, the company is current in all its SEC filings to date. Kogeto expects to file its Form 10-Q for the quarterly period ended September 30, 2014 in a timely manner.

Exhibits

38.	Please refile exhibits 10.2, 10.6 and 10.13 so that they are complete, including all exhibits, annexes, appendices and other attachments.

Response: In response to the staff’s comment, exhibits A, B, and C of Exhibit 10.2, Agreement with Advent Tool & Mold, Inc., were never actually completed and therefore cannot be included. Please note that, in any event, this agreement is not currently material or active as Kogeto has not manufactured its Dot product in 2014 and it will not be manufacturing its Dot product before the agreement terminates on November 4, 2014.

As requested by the staff, complete copies of Exhibits 10.6 and 10.13 are being re-filed with this Current Report.

*  * *

Kindly address any remaining comments or questions that you may have concerning this letter or the Current Report to me at (212) 451-2234 or, as to accounting matters, to John Clark, Kogeto’s Chief Financial Officer, at (646) 490-8169.

Very truly yours,

Spencer G. Feldman

cc:	Joseph McCann, Esq. Mr. David Burton Mr. Jay Webb SEC Division of Corporation Finance Mr. Jeff Glasse Mr. John Clark Kogeto, Inc.